Exhibit 99.2
Precision Drilling Trust
CONSOLIDATED BALANCE SHEETS (UNAUDITED)

		March 31,	December 31,
(Stated in thousands of Canadian dollars)		2010	2009
ASSETS
Current assets:
Cash		$132,018	$130,799
Accounts receivable		367,759	283,899
Income tax recoverable		23,530	25,753
Inventory		9,149	9,008
		532,456	449,459
Income tax recoverable		64,579	64,579
Property, plant and equipment, net of accumulated depreciation		2,824,633	2,913,966
Intangibles		2,739	3,156
Goodwill		746,451	760,553
		$4,170,858	$4,191,713
LIABILITIES AND UNITHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities		$138,107	$128,376
Current portion of long-term debt	(note 5)	444	223
		138,551	128,599
Long-term liabilities		22,776	26,693
Long-term debt	(note 5)	725,721	748,725
Future income taxes		689,304	703,195
		1,576,352	1,607,212
Contingencies	(note 9)
Unitholders’ equity:
Unitholders’ capital	(note 3)	2,770,708	2,770,708
Contributed surplus		5,459	4,063
Retained earnings		169,244	107,227
Accumulated other comprehensive loss	(note 6)	(350,905)	(297,497)
		2,594,506	2,584,501
		$4,170,858	$4,191,713
See accompanying notes to consolidated financial statements.

PRECISION DRILLING TRUST CONSOLIDATED FINANCIAL STATEMENTS

Precision Drilling Trust
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (UNAUDITED)

		Three months ended March 31,
(Stated in thousands of Canadian dollars, except per unit amounts)		2010	2009
Revenue		$373,136	$448,445
Expenses:
Operating		229,495	253,761
General and administrative		25,238	25,297
Depreciation and amortization		45,634	43,949
Foreign exchange		(19,752)	32,491
Finance charges	(note 8)	28,729	38,670
Earnings before income taxes		63,792	54,277
Income taxes:	(note 4)
Current		1,797	8,661
Future (reduction)		(22)	(11,801)
		1,775	(3,140)
Net earnings		62,017	57,417
Retained earnings (deficit), beginning of period		107,227	(48,068)
Distributions declared		–	(6,408)
Retained earnings , end of period		$169,244	$2,941
Earnings per unit:	(note 10)
Basic		$0.23	$0.30
Diluted		$0.22	$0.28
See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2010	2009
Net earnings	$62,017	$57,417
Unrealized gain (loss) recorded on translation of assets and liabilities of self-sustaining operations in foreign currency	(53,408)	52,833
Comprehensive income	$8,609	$110,250
See accompanying notes to consolidated financial statements.

PRECISION DRILLING TRUST CONSOLIDATED FINANCIAL STATEMENTS

Precision Drilling Trust
CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

		Three months ended March 31,
(Stated in thousands of Canadian dollars)		2010	2009
Cash provided by (used in):
Operations:
Net earnings		$62,017	$57,417
Adjustments and other items not involving cash:
Long-term compensation plans		4,572	(2,524)
Depreciation and amortization		45,634	43,949
Future income taxes		(22)	(11,801)
Unrealized foreign exchange		(18,346)	34,682
Amortization of debt issue costs	(note 8)	10,055	6,281
Other		(1,637)	–
Changes in non-cash working capital balances		(81,649)	73,592
		20,624	201,596
Investments:
Purchase of property, plant and equipment		(7,483)	(74,922)
Proceeds on sale of property, plant and equipment		1,153	5,942
Changes in non-cash working capital balances		556	(12,375)
		(5,774)	(81,355)
Financing:
Repayment of long-term debt		(12,188)	(362,539)
Debt issue costs		–	(14,753)
Distributions paid		–	(27,233)
Increase in long-term debt		–	141,621
Issuance of trust units, net of issue costs		–	206,890
Change in non-cash working capital balances		–	1,700
		(12,188)	(54,314)
Effect on exchange rate changes on cash and cash equivalents		(1,443)	2,395
Increase in cash and cash equivalents		1,219	68,322
Cash and cash equivalents, beginning of period		130,799	61,511
Cash and cash equivalents, end of period		$132,018	$129,833
See accompanying notes to consolidated financial statements.

PRECISION DRILLING TRUST CONSOLIDATED FINANCIAL STATEMENTS

Precision Drilling Trust
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Tabular amounts are stated in thousands of Canadian dollars except unit numbers and per unit amounts)

NOTE 1. BASIS OF PRESENTATION

These interim financial statements for Precision Drilling Trust (the “Trust”) were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Trust's consolidated audited financial statements for the year ended December 31, 2009. These interim financial statements conform in all material respects to the requirements of generally accepted accounting principles in Canada for annual financial statements with the exception of certain note disclosures. As a result, these interim financial statements should be read in conjunction with the Trust's consolidated audited financial statements for the year ended December 31, 2009.

NOTE 2. SEASONALITY OF OPERATIONS

The Trust has operations that are carried on in Canada which represent approximately 40% (2009 - 35%) of consolidated total assets as at March 31, 2010 and 62% (2009 - 47%) of consolidated revenue for the three months ended March 31, 2010. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this “spring break-up” has a direct impact on the Trust's activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally the Trust’s slowest time in this region.

NOTE 3. UNITHOLDERS’ CAPITAL

(a)	Authorized - unlimited number of voting Trust units
- unlimited number of voting exchangeable LP units

(b)	Units issued:

Trust units	Number	Amount
Balance December 31, 2009 and March 31, 2010	275,516,778	$2,769,338

Exchangeable LP units	Number	Amount
Balance December 31, 2009 and March 31, 2010	118,820	$1,370

Summary	Number	Amount
Trust units	275,516,778	$2,769,338
Exchangeable LP units	118,820	1,370
Unitholders’ capital	275,635,598	$2,770,708

PRECISION DRILLING TRUST NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4. INCOME TAXES

Currently, the Trust incurs taxes to the extent that there are certain provincial capital taxes or state franchise taxes, as well as taxes on any taxable income, of its underlying subsidiaries. Future income taxes arise from the differences between the accounting and tax basis of the Trust's and its subsidiaries' assets and liabilities.

The provision for income taxes differs from that which would be expected by applying statutory Canadian income tax rates. A reconciliation of the difference at March 31 is as follows:

Three months ended March 31,	2010	2009
Earnings before income taxes	$63,792	$46,977
Federal and provincial statutory rates	28%	29%
Tax at statutory rates	$17,862	$13,623
Adjusted for the effect of:
Non-deductible expenses	2,865	5,133
Non-taxable capital gains	(1,248)	–
Income taxed at lower rates	(20,773)	(22,819)
Income to be distributed to unitholders, not subject to tax in the Trust	–	(1,444)
Other	3,069	2,367
Income tax expense (reduction)	$1,775	$(3,140)
Effective income tax rate	3%	(7)%

NOTE 5. LONG-TERM DEBT

	March 31,	December 31,
	2010	2009
Secured facility:
Term Loan A	$275,945	$288,887
Term Loan B	402,364	422,097
Revolving credit facility	–	–
Unsecured senior notes	175,000	175,000
	853,309	885,984
Less net unamortized debt issue costs	(127,144)	(137,036)
	726,165	748,948
Less current portion	(444)	(223)
	$725,721	$748,725

At March 31, 2010 the Term Loan A facility consisted of a term A-1 facility denominated in U.S. dollars in the amount of US$253.0 million and a term A-2 facility denominated in Canadian dollars in the amount of $19.0 million. During the three months ended March 31, 2010 Precision made optional principal repayments of US$4.5 million on the term A-1 facility and $0.3 million on the term loan A-2 facility.

At March 31, 2010 the Term Loan B facility consisted of a term loan B-1 facility and a term loan B-2 facility denominated in U.S. dollars in the amounts of US$308.8 million and US$87.4 million, respectively. During the three months ended March 31, 2010 Precision made optional principal repayments of US$7.1 million on the Term Loan B facility.

During the first quarter of 2010 Precision successfully negotiated with lenders to amend certain covenants and terms contained in the Secured Facility. These amendments included an increase in the leverage ratio test to 3.5:1 through December 31, 2011, a decrease in the interest coverage ratio test to 2.75:1 through December 31, 2011 and the removal of the restrictions on expansion related capital expenditures (limitations on total capital expenditures remained unchanged).

PRECISION DRILLING TRUST NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At March 31, 2010 mandatory principal repayments are as follows:

For the twelve month periods ended March 31,
2011	$444
2012	37,067
2013	74,739
2014	214,776
2015	409,617
Thereafter	116,666

NOTE 6. ACCUMULATED OTHER COMPREHENSIVE LOSS

Balance, December 31, 2009	$(297,497)
Unrealized foreign currency translation loss	(53,408)
Balance, March 31, 2010	$(350,905)

NOTE 7. UNIT BASED COMPENSATION PLANS

(a) Officers and Employees

During 2009 Precision introduced two new unit based incentive plans to replace the Performance Saving Plan and the Long-Term Incentive Plan. Under the Restricted Trust Unit incentive plan units granted to eligible employees vest annually over a three year term. Vested units are automatically paid out in cash in the first quarter of the year following vesting at a value determined by the fair market value of the units as at December 31 of the vesting year. Under the Performance Trust Unit incentive plan units granted to eligible employees vest at the end of a three year term. Vested units are automatically paid out in cash in the first quarter following the vested term at a value determined by the fair market value of the units at December 31 of the vesting year and based on the number of performance units held multiplied by a performance factor that ranges from zero to two times. The performance factor is based on Precision achieving a predetermined rate of return on capital employed compared to a peer group over the three year period. As at March 31, 2010 $2.6 million is included in accounts payable and $4.9 million in long-term liabilities for the plans. Included in net earnings for the three months ended March 31, 2010 is an expense of $2.8 million (2009 - $nil).

Notwithstanding that the Performance Savings Plan was replaced in 2009, certain liabilities continue to exist as eligible participants were able to elect to receive a portion of their annual performance bonus in the form of deferred trust units (“DTUs”). These notional units are redeemable in cash and are adjusted for each distribution to unitholders by issuing additional DTUs based on the weighted average trading price on the Toronto Stock Exchange for the five days immediately following the ex-distribution date. All DTUs must be redeemed within 60 days of ceasing to be an employee of Precision or by the end of the second full calendar year after receipt of the DTUs. A summary of the DTUs outstanding under this unit based incentive plan is presented below:

Deferred Trust Units	Outstanding
Balance, December 31, 2009	245,916
Redeemed on employee resignations and withdrawals	(25,174)
Balance, March 31, 2010	220,742

As at March 31, 2010 $1.7 million is included in accounts payable and accrued liabilities for outstanding DTUs. Included in net earnings for the three months ended March 31, 2010 is an expense recovery of $0.1 million (2009 - $0.4 million expense recovery).

PRECISION DRILLING TRUST NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Trust has a Unit Appreciation Rights (“UAR”) plan. Under the plan eligible participants were granted UAR's that entitle the rights holder to receive cash payments calculated as the excess of the market price over the exercise price per unit on the exercise date. The exercise price of the UAR is reduced by the aggregate unit distributions paid or payable on Trust units from the grant date to the exercise date. The UAR's vest over a period of 5 years and expire 10 years from the date of grant. No amounts relating to the UAR plan have been recorded as compensation expense or accrued liability as at March 31, 2010 and 2009 as the intrinsic value of the awards was nil.

(b) Executive

In 2007 the Trust instituted a Deferred Signing Bonus Unit Plan for its Chief Executive Officer. Under the plan 178,336 notional DTUs were granted on September 1, 2007. The units are redeemable one-third annually beginning September 1, 2008 and are settled for cash based on the Trust unit trading price on redemption. The number of notional DTUs is adjusted for each distribution to unitholders by issuing additional notional DTUs based on the weighted average trading price on the Toronto Stock Exchange for the five days immediately following the ex-distribution date. As at March 31, 2010 $0.5 million is included in accounts payable and accrued liabilities for the 68,250 outstanding DTUs. Included in net earnings for the three months ended March 31, 2010 is an expense of $11,000 (2009 - $0.9 million expense recovery).

(c) Non-management directors

The Trust has a deferred trust unit plan for non-management directors. Under the plan fully vested deferred trust units are granted quarterly based upon an election by the non-management director to receive all or a portion of their compensation in deferred trust units. Distributions to unitholders declared by the Trust prior to redemption are reinvested into additional deferred trust units on the date of distribution. These deferred trust units are redeemable into an equal number of Trust units any time after the director's retirement. A summary of deferred trust units outstanding under this unit based incentive plan is presented below:

Number
Outstanding
Balance, December 31, 2009	290,732
Granted	33,245
Balance, March 31, 2010	323,977

For the three months ended March 31, 2010 the Trust expensed $258,000 (2009 - $545,000) as unit based compensation, with a corresponding increase in contributed surplus.

(d) Option plan:

The Trust has a unit option plan under which a combined total of 11,103,500 options to purchase units are reserved to be granted to employees. Of the amount reserved, 3,782,700 options have been granted. Under this plan, the exercise price of each option equals the fair market value of the option at the date of grant determined by the weighted average trading price for the five days preceding the grant. The options vests over a period of three years from the date of grant as employees render continuous service to the Trust and have a term of seven years.

A summary of the status of the equity incentive plan as at March 31, 2010 is presented below:

	Options	Range of	Weighted average	Options
	outstanding	exercise price	exercise price	exercisable
Outstanding as at December 31, 2009	1,787,700	$5.03 – 7.26	$5.58	–
Granted	1,853,500	8.18 – 8.59	8.41	–
Forfeitures	(45,000)	5.03 – 8.59	6.59	–
Outstanding as at March 31, 2010	3,596,200	$5.03 – 8.59	$7.05	–

The per unit weighted average fair value of the unit options granted during 2010 was $3.89 estimated on the grant date using the Black-Scholes option pricing model with the following assumption: average risk-free interest rate 2.2%, average expected life of four years, expected forfeiture rate of 5% and expected volatility of 58%. Included in net earnings for the three months ended March 31, 2010 is an expense of $1.2 million (2009 - $nil).

PRECISION DRILLING TRUST NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8. FINANCE CHARGES

The following table provides a summary of the finance charges:
Three months ended March 31,	2010	2009
Interest:
Long-term debt	$18,718	$32,418
Other	19	(63)
Income	(63)	(91)
Amortization of debt issue costs	9,069	6,280
Accelerated amortization of debt issue costs from voluntary debt repayments	986	–
Finance charges	$28,729	$38,670

NOTE 9. CONTINGENCIES

The business and operations of the Trust are complex and the Trust has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions involves many complex factors as well as the Trust’s interpretation of relevant tax legislation and regulations. The Trust’s management believes that the provision for income tax is adequate and in accordance with generally accepted accounting principles and applicable legislation and regulations. However, there are a number of tax filing positions that can still be the subject of review by taxation authorities who may successfully challenge the Trust’s interpretation of the applicable tax legislation and regulations, with the result that additional taxes could be payable by the Trust and the amount owed, with estimated interest but without penalties, could be up to $403 million, including the estimated amount pertaining to the long-term income tax recoverable.

NOTE 10. PER UNIT AMOUNTS

The following tables reconcile the net earnings and weighted average units outstanding used in computing basic and diluted earnings per unit:

Three months ended March 31,	2010	2009
Net earnings – basic	$62,017	$57,417
Impact of assumed conversion of convertible debt, net of tax	–	1,723
Net earnings – diluted	$62,017	$59,140

Three months ended March 31,	2010	2009
Weighted average units outstanding – basic	275,636	181,149
Effect of rights offering	–	12,974
Weighted average units outstanding – basic	275,636	194,123
Effect of trust unit warrants	9,359	–
Effect of stock options and other equity compensation plans	674	76
Effect of convertible debt	–	15,586
Effect of rights offering	–	1,122
Weighted average units outstanding – diluted	285,669	210,907

PRECISION DRILLING TRUST NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11. SEGMENTED INFORMATION

The Trust operates primarily in Canada and the United States, in two segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, procurement and distribution of oilfield supplies, camp and catering services and manufacture, sale, and repair of drilling equipment. Completion and Production Services includes service rigs, snubbing units, wastewater treatment units, and oilfield equipment rental.

	Contract	Completion
	Drilling	and Production	Corporate	Inter-segment
Three months ended March 31, 2010	Services	Services	and Other	Eliminations	Total
Revenue	$313,461	$63,482	$–	$(3,807)	$373,136
Segment profit (loss)	72,112	10,588	(9,931)	–	72,769
Depreciation and amortization	38,450	6,001	1,183	–	45,634
Total assets	3,570,586	396,951	203,321	–	4,170,858
Goodwill	634,312	112,139	–	–	746,451
Capital expenditures	5,385	1,043	1,055	–	7,483

	Contract	Completion
	Drilling	and Production	Corporate	Inter-segment
Three months ended March 31, 2009	Services	Services	and Other	Eliminations	Total
Revenue	$389,879	$62,975	$–	$(4,409)	$448,445
Segment profit (loss)	117,532	13,555	(5,649)	–	125,438
Depreciation and amortization	37,963	4,993	993	–	43,949
Total assets	4,304,672	427,493	121,751	–	4,853,916
Goodwill	745,585	112,139	–	–	857,724
Capital expenditures	71,378	424	3,120	–	74,922

A reconciliation of segment profit to earnings before income taxes is as follows:

Three months ended March 31,	2010	2009
Total segment profit	$72,769	$125,438
Add (deduct):
Foreign exchange	19,752	(32,491)
Finance charges	(28,729)	(38,670)
Earnings before income taxes	$63,792	$54,277

The Trust’s operations are carried on in the following geographic locations:

				Inter-segment
Three months ended March 31, 2010	Canada	United States	International	Elimination	Total
Revenue	$231,660	$136,094	$6,234	$(852)	$373,136
Total assets	1,662,578	2,454,868	53,412	–	4,170,858
				Inter-segment
Three months ended March 31, 2009	Canada	United States	International	Elimination	Total
Revenue	$210,413	$232,308	$7,142	$(1,418)	$448,445
Total assets	1,716,078	3,072,433	65,405	–	4,853,916

PRECISION DRILLING TRUST NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PRECISION DRILLING TRUST

STOCK EXCHANGE LISTINGS

Units of Precision Drilling Trust are listed on the Toronto Stock Exchange ("TSX") under the trading symbol PD.UN and on the New York Stock Exchange ("NYSE") under the trading symbol PDS.
TRANSFER AGENT AND REGISTRAR Computershare Trust Company of Canada Calgary, Alberta
ONLINE INFORMATION

To receive news releases by email,  or to view this interim report online, please visit the Trust’s website at  www.precisiondrilling.com and refer to the Investor Relations section. Additional information relating to the Trust, including the Annual Information Form, Annual Report and Management Information Circular has been filed with SEDAR and is available at www.sedar.com.

Q1 2010 TRADING PROFILE Toronto (TSX: PD.UN) High:$9.73 Low: $7.34 Close:$7.82 Volume Traded: 67,826,377
ACCOUNT QUESTIONS

Precision’s Transfer Agent can help you with a variety of
unitholder related services, including:
- Change of address
- Lost unit certificates
- Transfer of trust units to another person
- Estate settlement

New York (NYSE: PDS) High:US$9.34 Low: US$7.16 Close:US$7.67
You can contact Precision’s Transfer Agent at:

Computershare Trust Company of Canada
100 University Avenue, 9th Floor, North Tower
Toronto, Ontario, Canada
M5J 2Y1
Telephone: 1-800-564-6253
(toll free in Canada and the United States)
1-514-982-7555
(international direct dialing)
Email: service@computershare.com

PRECISION DRILLING TRUST NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CORPORATE INFORMATION
TRUSTEES	OFFICERS	LEAD BANK
Robert J. S. Gibson	Kevin A. Neveu	Royal Bank of Canada
Allen R. Hagerman, FCA	President and Chief Executive Officer	Calgary, Alberta
Patrick M. Murray
	Joanne L. Alexander	AUDITORS
DIRECTORS	Vice President, General Counsel and Corporate Secretary	KPMG LLP
Frank M. Brown		Calgary, Alberta
William T. Donovan	Kenneth J. Haddad
W.C. (Mickey) Dunn	Vice President, Business Development
Brian A. Felesky, CM, Q.C.
Robert J. S. Gibson	Darren J. Ruhr	HEAD OFFICE
Allen R. Hagerman, FCA	Vice President, Corporate Services	4200, 150 – 6th Avenue SW
Stephen J.J. Letwin		Calgary, Alberta, Canada T2P 3Y7
Patrick M. Murray	Gene C. Stahl	Telephone: 403-716-4575
Kevin A. Neveu	President, Drilling Operations	Email: info@precisiondrilling.com
Frederick W. Pheasey		www.precisiondrilling.com
Robert L. Phillips	Douglas J. Strong
Trevor M. Turbidy	Chief Financial Officer

David W. Wehlmann
Executive Vice President, Investor Relations